Exhibit 99.1

HONG KONG--(BUSINESS WIRE)--Aptorum Group Limited (“Aptorum”, or the “Company”), a Hong Kong based pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing therapeutic projects and diagnostic technologies to tackle unmet medical needs, today announced the closing of its initial public offering (“IPO” or the “Offering”) of 761,419 Class A Ordinary Shares, at a public offering price of $15.80 per share. The aggregate gross proceeds to Aptorum from the offering were $12,030,420, before deducting underwriting discounts and commissions and other offering expenses. While certain selling shareholders are offering to resell up to 1,595,235 Class A Ordinary Shares subject to certain lock-up periods, as applicable, none of the gross proceeds of the IPO will be used to purchase the selling shareholders’ securities nor will the Company receive any proceeds from the selling shareholders’ resale. The shares are expected to commence trading on The NASDAQ Global Market on December 18, 2018 at any time between 11:00 a.m. to 12:00 p.m. ET, under the ticker symbol “APM.”

Boustead Securities, LLC, China Renaissance Securities (HK) Limited, and AMTD Global Markets Limited acted as co-underwriters for the offering.

A registration statement has been filed with the SEC and became effective on December 3, 2018. This offering was made only by means of a prospectus. Copies of the final prospectus relating to this offering may be obtained from Boustead Securities, LLC, email: offerings@boustead1828.com or by calling +1 (949) 502-4409 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 265, Irvine, CA 92618, USA.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aptorum Group Limited

We are a Hong Kong based pharmaceutical company currently in the preclinical stage, dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. We have obtained exclusive licenses for our technologies. In addition, we are also developing certain proprietary technologies as product candidates. We are pursuing therapeutic and diagnostic projects (including projects seeking to use extracts or derivatives from natural substances to treat diseases) in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on surgical robotics. In addition, we opened a medical clinic, AML Clinic, in June 2018. Its initial focus is on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population. For more information about the Company, please visit www.aptorumgroup.com.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead’s team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit www.boustead1828.com.

About China Renaissance Securities (Hong Kong) Limited

China Renaissance (“CR”) is a leading financial institution that combines private placement advisory, M&A advisory, securities underwriting, research, sales and trading, investment management and other financial services. Providing one-stop financial services across mainland China, Hong Kong and the United States, CR operates a competitive and unique international network that connects China’s capital markets with the rest of the world, serving new economy entrepreneurs and investors globally. CR has offices in Beijing, Shanghai, Hong Kong and New York, with approximately 600 employees. As of March 31, 2018, CR had advised on approximately 700 transactions worth over US$100 billion since the inception, and CR had AUM of approximately US$4.1 billion in new economy investments. For more information, visit www.huaxing.com.

About AMTD Global Markets Limited

AMTD Global Markets Limited (“AMTD”) is a Hong Kong-based comprehensive financial institution dedicated to serving and bridging capital and resources across mainland China, Hong Kong and the globe. As one of the largest Hong Kong-based non-bank financial institution, AMTD has been widely recognized as a pre-eminent capital markets player with leading cross-border investment banking capabilities in Asia. Founded in 2003, AMTD has a long history of promoting technological innovations and the development of New Economy sectors, especially in the fields of FinTech, Artificial Intelligence and Healthcare. For more information, visit www.amtdgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding listing on the NASDAQ Global Market and the completion of the IPO are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, risks and uncertainties related to the satisfaction of the customary closing conditions related to the IPO and the listing on NASDAQ. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof unless required by the applicable laws, regulations or rules.

Contacts

For more information, please contact:

At the Company:

Sabrina Khan, CFO

Aptorum Group Limited

Phone: +852 2117 6611

Email: investor.relations@aptorumgroup.com